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SEC FILE NUMBER 000-26667
CUSIP NUMBER 22413E 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Craftmade International, Inc.

Full Name of Registrant

Former Name if Applicable

650 S. Royal Lane, Suite 100

Address of Principal Executive Office (Street and Number)

Coppell, Texas 75019

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Exhibit A attached hereto.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brad D. Heimann	972	393-3800

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit B attached hereto.

Craftmade International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2005	By	/s/ Brad D. Heimann

Brad D. Heimann Executive Vice President and Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

EXHIBIT A
To
Form 12b-25

PART III

      Craftmade International, Inc.’s (the “Company”) report on Form 10-Q, despite its best efforts, could not be filed without unreasonable expense or delay within the prescribed time period because information required for completion and filing is not yet available due to difficulties in finalizing financial results.

EXHIBIT B
To
Form 12b-25

PART IV — OTHER INFORMATION – (3)

Net sales for the Company declined $1,929,000 or 6.7% to $27,059,000 for the three month period ended March 31, 2005, compared to $28,988,000 for the same three month period last year. On a fully diluted basis, net income per share decreased $0.11 or 33.3% to $0.22 for the third quarter ended March 31, 2005, compared to earnings per share of $0.33 for the corresponding year-ago period.

The following table summarizes results between periods (in thousands except per share data):

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED
	March 31,	March 31,	March 31,	March 31,
	2005	2004	2005	2004
Net sales	$27,059	$28,988	$84,433	$89,126
Cost of goods sold	19,166	20,526	59,208	62,800

Gross profit	7,893	8,462	25,225	26,326

Selling, general and administrative expenses	4,902	4,165	14,807	13,607
Interest expense, net	263	226	733	565
Depreciation and amortization	148	151	436	456

Total expenses	5,313	4,542	15,976	14,628

Income before income taxes and minority interests	2,580	3,920	9,249	11,698
Provision for income taxes	628	1,302	2,466	3,426

Income before minority interests	1,952	2,618	6,783	8,272
Minority interests	859	836	2,420	2,756

Net income	$1,093	$1,782	$4,363	$5,516

Basic earnings per common share	$0.22	$0.34	$0.86	$1.02

Diluted earnings per common share	$0.22	$0.33	$0.86	$1.01